Exhibit 99.1

Pembina maintains secure financial position and delivers record year in 2014

Project execution is tracking on time and on budget; new capital projects and additional secured Phase III pipeline expansion volumes support future growth

All financial figures are in Canadian dollars unless noted otherwise. This news release contains forward-looking statements and information that are based on Pembina Pipeline Corporation's ("Pembina" or the "Company") current expectations, estimates, projections and assumptions in light of its experience and its perception of historic trends. Actual results may differ materially from those expressed or implied by these forward-looking statements. Please see "Forward-Looking Statements & Information" herein and in the Company's Management's Discussion & Analysis for the period ended December 31, 2014 ("MD&A") for more details. This news release also refers to net revenue, operating margin, earnings before interest, taxes, depreciation and amortization ("EBITDA") and adjusted cash flow from operating activities (and cash flow from operating activities per common share and adjusted cash flow from operating activities per common share) which are financial measures that are not defined by Generally Accepted Accounting Principles ("GAAP"). Pembina's methods of calculating these financial measures may not be directly comparable to that of other companies. Pembina considers these non-GAAP financial measures to provide useful information to both management and investors in measuring Pembina's financial performance and financial condition. For more information about the measures which are not defined by GAAP see "Non-GAAP and Additional GAAP Measures" herein and in the MD&A, which is available on SEDAR at www.sedar.com.

CALGARY, Feb. 26, 2015 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced today its financial and operating results for the fourth quarter and full year 2014.

Financial Overview

($ millions, except where noted)	3 Months Ended December 31 (unaudited)		12 Months Ended December 31
	2014	2013	2014	2013
Revenue	1,259	1,282	6,069	5,006
Net revenue(1)	304	379	1,469	1,306
Operating margin(1)	195	275	1,078	949
Gross profit	144	235	876	793
Earnings	84	95	383	351
Earnings per common share - basic (dollars)	0.22	0.29	1.07	1.12
Earnings per common share - diluted (dollars)	0.22	0.29	1.06	1.12
EBITDA(1) (2)	170	235	920	832
Cash flow from operating activities	196	208	800	685
Cash flow from operating activities per common share - basic (dollars)(1)	0.58	0.66	2.45	2.23
Adjusted cash flow from operating activities(1)	164	185	777	725
Adjusted cash flow from operating activities per common share - basic (dollars)(1)	0.49	0.59	2.38	2.36
Common share dividends declared	146	132	563	507
Preferred share dividends declared	10	5	31	5
Dividends per common share (dollars)	0.44	0.42	1.72	1.65
Capital expenditures	483	275	1,412	880

(1)	Refer to "Non-GAAP and Additional GAAP Measures."
(2)	Includes inventory write-down for the three and twelve months ended December 31, 2014 of $38 million and other expenses as discussed below.

2014 Highlights

"I'm very happy to report that 2014 was another record year for Pembina and the most successful year in the history of our Company," said Mick Dilger, Pembina's President and Chief Executive Officer. "Driven by strong operational performance, we achieved record operating margin, which increased nearly 14 percent over 2013. We also reached an all-time high for cash flow from operating activities, which grew almost 17 percent and 10 percent on a per share basis in 2014 compared to 2013 as well as for EBITDA, which increased by almost 11 percent over the prior year."

"Another 2014 achievement that I'm particularly proud of is our safety record. Pembina had a full year of zero lost time injuries and zero recordable employee injuries, despite employees having worked 24 percent more hours than in 2013," added Mick. "This is an extraordinary accomplishment and evidence of our commitment to achieving safe, reliable and responsible operations - an effort that is clearly paying off."

Other highlights from 2014 included: continuing to progress Pembina's $5.8 billion of committed capital growth projects while keeping the overall portfolio tracking on time and on budget; placing almost $900 million of new assets into service; completing the Vantage acquisition and subsequently securing an expansion in February 2015; signing new contracts to support additions to the Company's Phase III Expansion plans; announcing approximately $1.4 billion of new projects and locking in future growth; raising $1.1 billion in new financings; and increasing the common share dividend.

"Our Phase III Expansion, which is slated to be in-service between late-2016 and mid-2017, continued to receive support from customers throughout the year," commented Mick. "This is a positive indication of the ongoing confidence in the oil and gas reserves in western Canada, despite challenging markets near the end of 2014 and into early 2015. Since September 2014, we've secured an additional 75,000 barrels per day under long-term, fee-for-service agreements and total committed volume is now 362,000 barrels per day, or 86 percent of the initial 420,000 barrel per day capacity."

"As I've said, this was the most successful year in our history," stated Mick. "We continue to do the important things right - operating safely and reliably, de-risking our business, securing additional Phase III volumes, and positioning ourselves to generate long-term shareholder value. Doing the important things right will continue to be our focus as we progress through 2015. Pembina has been proactively working to grow its fee-for-service business to minimize future impacts of commodity prices on its financial results. With our $5.8 billion of committed projects, we should see operating margin underpinned by fee-for-service agreements grow from approximately 65 percent in 2014 to in excess of 80 percent in 2018. Our objective is to continue our strategy of pursuing low-risk, contracted projects and to outgrow the component of our overall business that is directly tied to commodity prices."

Mick concluded: "There is no disputing the decline in commodity prices took a toll on our fourth quarter results. However, I'm confident that this will not interfere with our medium-term goal of essentially doubling our EBITDA by mid-2017, which in the end will reward our loyal shareholders. We plan to stay the course, do what's required, and achieve this outcome."

2014 Financial Review

Revenue in 2014 was $6.1 billion compared to $5 billion in 2013 while net revenue for 2014 was $1.5 billion compared to $1.3 billion during 2013. The increase in net revenue was largely due to the Company's Conventional Pipelines and Gas Services businesses which generated increases in net revenue of almost 25 percent and 36 percent, respectively, during 2014 compared to the prior year. Strong performance in each of these businesses was driven by new assets and facilities being placed into service as well as increased volumes on legacy assets.

Revenue for the fourth quarter of 2014 was $1.3 billion, essentially unchanged from the fourth quarter of 2013. Net revenue decreased by 20 percent in the fourth quarter of 2014 to $304 million from $379 million during the same period of 2013. This decrease was primarily due to the decline in commodity prices, which resulted in lower price differentials and an inventory write-down of $38 million in the Company's Midstream business. Partially offsetting net revenue was the Company's Conventional Pipelines business, which generated an increase of approximately 32 percent in net revenue in the fourth quarter of 2014 compared to the same period of 2013 due to contributions from the Phase I crude oil, condensate and natural gas liquids pipeline capacity expansions which were completed in December 2013 (the "Phase I Expansions"). In addition, start-up at the new Resthaven Facility and strong performance at the Company's Saturn I Facility helped drive an increase of over 39 percent in Gas Services' net revenue in the fourth quarter of 2014 compared to the same period of 2013.

Operating expenses were $401 million for the full-year in 2014 and $117 million during the fourth quarter compared to $356 million and $101 million during the same periods of 2013. The increase in operating expenses for the year and fourth quarter ended December 31, 2014 was primarily the result of new in-service assets, offset by a reduction in operating expenses in the Company's Midstream business resulting from Pembina's disposition of certain of its non-core trucking-related assets recognized in the second quarter of 2014.

During 2014, operating margin increased almost 14 percent to $1.1 billion compared to $949 million for the full-year of 2013. The year-over-year increase was primarily because of strong performance in the Company's Conventional Pipelines and Gas Services businesses, as well as the Midstream business in the first nine months of the year. Operating margin totalled $195 million during the fourth quarter of 2014, down from $275 million in the same period last year. This decrease was largely related to the Midstream business, which was impacted by weak commodity prices during the last several months of 2014, as discussed above.

Depreciation and amortization included in operations during 2014 was $216 million compared to $163 million for the full-year of 2013. This increase was partially due to depreciation and amortization of $40 million stemming from the growth in Pembina's asset base since 2013. This includes the acquisition of the Vantage pipeline system (the "Vantage Pipeline") which increased the Company's asset base by seven percent and contributed $4 million in depreciation expense since the closing of the acquisition (discussed below). In addition, Pembina recognized $13 million in accelerated depreciation associated with the Company's non-core trucking-related assets in the second quarter of 2014, as well as a reduced recovery recognized in 2014 compared to 2013 with respect to the re-measurement of the decommissioning provision due to changes in discount rates. In the fourth quarter of 2014, depreciation and amortization included in operations rose to $62 million compared to $42 million during the same period in 2013 as a result of the same factors which impacted the full-year results noted above.

Gross profit for 2014 was $876 million compared to $793 million for 2013. This 10 percent year-over-year increase was driven by strong operating performance in 2014, as previously mentioned. In the fourth quarter of 2014, decreased operating margin coupled with increased depreciation and amortization included in operations contributed to gross profit of $144 million, a 39 percent reduction compared to $235 million in the same period in 2013.

For the year ended December 31, 2014, Pembina incurred general and administrative expenses (excluding corporate depreciation and amortization) of $156 million compared to $132 million during 2013. The increase was largely due to higher salaries, benefits, incentives and rental expenses related to the addition of new employees and consultants to support Pembina's growth. General and administrative expenses (excluding corporate depreciation and amortization) were $28 million in the fourth quarter of 2014 compared to $43 million in the same period of 2013. This decrease was primarily due to lower share-based payment expenses which were partially offset by an increase in salaries, benefits and rental expenses. The decrease in share-based payment expense in the fourth quarter of 2014 is correlated with the Company's share price, which decreased during that period compared to an increase in the Company's share price in the fourth quarter of 2013. Every $1 change in share price is expected to change Pembina's annual share-based incentive expense by approximately $1 million.

Pembina generated EBITDA of $920 million in 2014 ($976 million prior to an inventory write-down and other expenses, as discussed below), 11 percent higher than EBITDA of $832 million in 2013. The increase in EBITDA was due to higher operating margin, partially offset by an inventory write-down of $38 million (2013: nil) in the Company's Midstream business recorded in the fourth quarter of the year and other expenses of $18 million (2013: $1 million). Other expenses increased year-over-year primarily due to a net impairment for non-recoverable costs associated with the Cornerstone pipeline project (which did not proceed), arbitration settlement costs and acquisition-related expenses for the Vantage Pipeline. EBITDA was $170 million during the fourth quarter of 2014, down from $235 million during the fourth quarter of 2013 due to decreased operating margin, which was partially offset by reduced general and administrative and other expenses. EBITDA for the fourth quarter of 2014 before the $38 million inventory write-down was $208 million.

Full-year net finance costs in 2014 totalled $130 million, down from $166 million in 2013. Net finance costs were lower in 2014 primarily due to a $30 million decrease in the loss on the revaluation of the conversion feature of the series E and F convertible debentures resulting from fewer debentures outstanding and lower prices for these securities. A $9 million decrease in interest expense on the convertible debentures as a result of conversions during the year and foreign exchange gains and other of $3 million also contributed to lower net finance costs. These changes were partially offset by an increase of $8 million in the loss on fair value of non-commodity-related derivative financial instruments and increased interest expense of $2 million on loans and borrowings, reflecting increased borrowing levels, net of capitalized borrowing costs.

Income tax expense for 2014 totalled $167 million, including current tax of $103 million and deferred tax of $64 million, compared to income tax expense of $143 million in 2013, including current tax of $38 million and deferred tax of $105 million. The current tax rose in 2014 primarily as a result of taxable income exceeding losses and deductions available for carry-over in certain of Pembina subsidiary corporations. Income tax expense was $39 million for the fourth quarter of 2014, including current tax of $28 million and deferred tax of $11 million, compared to $41 million, including current tax of $19 million and deferred tax of $22 million in the same period of 2013 for the same reasons noted above.

The Company's earnings increased to $383 million in 2014 compared to $351 million in 2013. This was largely due to higher gross profit in the Conventional Pipelines, Gas Services and Midstream businesses and lower finance costs, which were offset by increased general and administrative expenses, other expenses, share of loss from equity accounted investees and income tax expense. Despite increased earnings, earnings per share decreased from $1.12 per common share in 2013 to $1.07 per common share in 2014, largely because of the increased weighted average number of common shares outstanding due to shares issued in the following ways: upon conversion of convertible debentures; under the dividend reinvestment component of Pembina's Premium Dividend™ and Dividend Reinvestment Plan; and, in association with the Vantage Pipeline acquisition. Also offsetting the increase in earnings was the Company's share of loss from equity accounted investees, which included accelerated depreciation of $25 million for certain out-of-service assets at Pembina's Fort Saskatchewan ethylene storage facility which was recorded in the third quarter of 2014. The Company's earnings decreased to $84 million ($0.22 per common share) during the fourth quarter of 2014 compared to $95 million ($0.29 per common share) during the fourth quarter of 2013 largely due to reduced gross profit in the Company's Midstream business, higher taxes and depreciation and amortization included in operations in 2014.

Cash flow from operating activities for the year ended December 31, 2014 was $800 million ($2.45 per common share) compared to $685 million ($2.23 per common share) during 2013. The increase was mainly due to higher earnings as well as a decreased change in non-cash working capital in 2014 compared to 2013 and partially offset by increased taxes paid. Cash flow from operating activities was $196 million ($0.58 per common share) during the fourth quarter of 2014 compared to $208 million ($0.66 per common share) for the same period last year, with the decrease primarily due to lower fourth quarter earnings in 2014.

Adjusted cash flow from operating activities in 2014 was $777 million ($2.38 per common share) compared to $725 million ($2.36 per common share) during 2013. The increase was largely related to higher operating margin offset by increased current taxes, share-based payment expenses and preferred share dividends declared and paid. Adjusted cash flow from operating activities for the fourth quarter of 2014 was $164 million ($0.49 per common share) compared to $185 million ($0.59 per common share) during the fourth quarter of 2013. This decrease was primarily due to lower operating margin, increased current taxes and preferred share dividends declared and paid.

Operating Results

	3 Months Ended December 31 (unaudited)		12 Months Ended December 31
(mbpd, except where noted)(1)	2014	2013	2014	2013
Conventional Pipelines throughput	612	500	575	492
Oil Sands & Heavy Oil contracted capacity	880	880	880	880
Gas Services average volume processed (mboe/d) net to Pembina(2)	97	66	86	53
Midstream NGL sales volume(3)	130	122	119	109
Total volume	1,719	1,568	1,660	1,534

(1)	mbpd is thousands of barrels per day.
(2)	Gas Services average volume processed converted to mboe/d (thousands of barrels of oil equivalent per day) from million cubic feet per day ("MMcf/d") at 6:1 ratio.
(3)	NGL is natural gas liquids.

	3 Months Ended December 31 (unaudited)				12 Months Ended December 31
	2014		2013		2014		2013
($ millions)	Net Revenue(1)	Operating Margin(1)	Net Revenue(1)	Operating Margin(1)	Net Revenue(1)	Operating Margin(1)	Net Revenue(1)	Operating Margin(1)
Conventional Pipelines	146	74	111	59	513	302	411	251
Oil Sands & Heavy Oil	52	34	53	34	204	136	195	131
Gas Services	46	29	33	21	165	107	121	78
Midstream	61	57	183	161	587	528	580	486
Corporate	(1)	1	(1)			5	(1)	3
Total	304	195	379	275	1,469	1,078	1,306	949

(1)	Refer to "Non-GAAP and Additional GAAP Measures."

•	For the twelve and three months ended December 31, 2014, financial and operating results in the Conventional Pipelines business were higher than the comparable periods of 2013 primarily due to the Phase I Expansions being placed into service at the end of 2013, which allowed for increased volumes on the Company's Peace and Northern pipeline systems. Fourth quarter results in 2014 were also positively impacted by volumes on the Vantage Pipeline, which are recorded in this business.
•	In the Oil Sands & Heavy Oil business, increases in net revenue and operating margin during the year ended December 31, 2014 compared to 2013 were primarily related to higher interruptible volumes on the Nipisi Pipeline. Additional flow through operating expenses further increased net revenue in the first and third quarters of 2014. Net revenue and operating margin remained consistent during the fourth quarter of 2014 as compared to the same period of 2013.
•	Gas Services' financial and operating results were higher in both the full-year and fourth quarter of 2014 compared to the commensurate periods of the prior year primarily due to the addition of the Saturn I Facility, which was placed into service in late October 2013, and improved operational performance at the Company's Cutbank Complex. The Resthaven Facility, which was placed into service in October 2014, also contributed to the higher fourth quarter results.
•	In the Midstream business, full-year net revenue and operating margin of $587 million and $528 million respectively, improved over the $580 million and $486 million realized in 2013. Higher net revenue and operating margin in 2014 was primarily because of increased storage opportunities in the first half of the year along with higher throughput volumes, wider margins, stronger NGL and propane pricing early in the year (predominantly in Empress East), offset by reduced commodity prices in the fourth quarter. Pembina generated net revenue of $61 million during the fourth quarter of 2014, down from $183 million during the fourth quarter of 2013. Operating margin in the fourth quarter of 2014 in this business was $57 million compared to $161 million during the same period of the prior year. These decreases were mainly due to the decline in commodity prices, particularly the weaker price for propane in the fourth quarter of 2014 compared to the same period in 2013, which resulted in Pembina recognizing an inventory write-down of $38 million. Pembina's average realized sales price for propane declined approximately 30 percent in the fourth quarter of 2014 compared to the same period of 2013. Lower price differentials combined with lower crude oil midstream storage revenue also negatively impacted fourth quarter net revenue and operating margin in 2014.

Acquisition of the Vantage Pipeline and Vantage Pipeline Expansion

On October 24, 2014, Pembina acquired the Vantage Pipeline and Mistral Midstream Inc.'s ("Mistral") interest in the Saskatchewan Ethane Extraction Plant ("SEEP") for total consideration of $733 million (U.S.$653 million). To enact the purchase, Pembina acquired all of the issued and outstanding equity interests of Vantage Pipeline Canada ULC, Vantage Pipeline US LP and Mistral. Consideration for the transaction consisted of cash of $217 million (U.S.$193 million), the issuance of 5,610,317 common shares of the Company valued at $266 million (U.S.$237 million), and repayment of Vantage's bank indebtedness of $250 million (U.S.$223 million) at closing (the "Vantage Acquisition"). The fair value of the common shares issued was based on the Toronto Stock Exchange listed share price on the closing date of the acquisition.

The Vantage Pipeline is a recently constructed high vapour pressure pipeline that is approximately 700 kilometres ("km") long with a capacity of approximately 40 mbpd. The pipeline originates in Tioga, North Dakota and terminates near Empress, Alberta and it provides long-term, fee-for-service cash flow and access to the North Dakota Bakken play for future NGL opportunities. The Vantage Pipeline forms part of Pembina's Conventional Pipelines business.

As part of the Vantage Acquisition, Pembina also acquired pipeline infrastructure from Mistral and Mistral's interest in SEEP, a 60 MMcf/d deep cut gas processing facility that is currently under construction and is centrally located to service the southeast Saskatchewan Bakken region. SEEP, which is underpinned by both a long-term ethane sales agreement and a long-term, fee-for-service processing agreement, is expected to produce approximately 4.5 mbpd of ethane and will connect into the Vantage Pipeline through a pipeline lateral. Pembina expects SEEP and the associated pipeline lateral to be in-service in mid-2015. SEEP and the associated pipeline lateral form part of Pembina's Gas Services business.

Subsequent to the Vantage Acquisition and year end, on February 10, 2015, the Company announced that it has entered into agreements to expand the Vantage pipeline system (the "Vantage Expansion") for an estimated capital cost of $85 million.

The Vantage Expansion entails increasing the Vantage Pipeline's mainline capacity from 40 mbpd to 68 mbpd through the addition of mainline pump stations and the construction of a new 80 km, 8-inch gathering lateral. The Vantage Expansion is supported by a long-term, fee-for-service agreement, with a substantial take-or-pay component, and the gathering lateral is underpinned by a fixed return on invested capital agreement. Subject to regulatory and environmental approvals, the Vantage Expansion is expected to be in-service in early-2016.

New Developments in 2014 and Growth Project Update

2014 was a particularly successful year for Pembina in terms of securing customer support for announced projects, acquiring assets to expand the Company's operations into new areas and progressing longer-term growth opportunities. The Company remained focused on expanding its integrated service offerings and proactively growing its fee-for-service asset base.

Conventional Pipelines

As announced in September 2014, Pembina is increasing the size of its Phase III Pipeline Expansion program (the "Phase III Expansion") due to strong customer demand throughout the year. Pembina now plans to construct two pipelines between Fox Creek and Namao, Alberta (one 16-inch diameter and one 24-inch diameter) with an initial combined capacity of 420 mbpd and an ultimate capacity of over 690 mbpd with the addition of midpoint pump stations. Another segment was also added to the project between Wapiti and Kakwa, Alberta. These additions are expected to increase capital spending for the mainline project from $2 billion to $2.44 billion. Subject to regulatory and environmental approvals, Pembina expects the 16-inch and 24-inch diameter pipelines to be in-service between late-2016 and mid-2017. Pembina submitted its regulatory application for both pipelines from Fox Creek to Namao on September 2, 2014.

The Phase III Expansion continued to receive positive customer support through the latter part of 2014, with new contracts being signed for volumes. Pembina announced on September 10, 2014 that it had commitments for 289 mbpd and by September 25, 2014, the Company announced that it had secured additional agreements, bringing total volume under contract to 307 mbpd. Since then, Pembina has received further commitments for an additional 55 mbpd, despite challenging markets near the end of the year. Total committed volume is now 362 mbpd, or 86 percent of the initial 420 mbpd capacity.

Pembina placed its previously announced pipeline expansion between Simonette and Fox Creek into service on August 6, 2014. With this expansion, Pembina expects to be able to deliver an initial 40 mbpd into its Peace Pipeline from Fox Creek into Edmonton once the crude oil and condensate Phase II Expansion, discussed below, is complete. The 35 km segment from Lator to Simonette is also complete and came into service in January 2015 and construction is progressing on the 35 km segment from Kakwa to Lator, with an anticipated April 2015 in-service date. To date, over 10 percent of the overall Phase III Expansion program has been completed on time and on budget.

Also during 2014, Pembina was successful in its commercial efforts to secure the majority of its existing crude and condensate volumes under long-term, firm-service contracts. In aggregate, Pembina has now contracted 690 mbpd of crude oil, condensate and NGL through its recontracting efforts and through its Phase I, II and III conventional pipeline expansions. Once the Phase III Expansion is brought into service, virtually all of the throughput on Pembina's Peace and Northern systems will be under long-term, fee-for-service contracts.

With the completion of the Phase III Expansion, the Company will have four pipelines in the corridor between Fox Creek and Namao which will allow for operational efficiencies and improved quality management of product on its systems.

Work continued on the Phase II crude oil, condensate and NGL expansions ("Phase II Expansions") over the fourth quarter of 2014. Pembina expects the crude oil and condensate portion of the project to be mechanically complete in April 2015 and commissioned in the second quarter of 2015. Pembina has now received all regulatory and environmental approvals for the NGL portion of the pipeline and expects this component of the project to be in-service in the third quarter of 2015. Overall, the Phase II Expansions are continuing to track on-budget.

The Company is also continuing to progress its previously announced plans to expand its presence in the Edson and Willesden Green areas of Alberta. Pembina expects the Willesden Green pipeline lateral to be in-service in mid-2015 and, subject to regulatory and environmental approvals, its pipeline laterals in the Edson area to be in-service mid-2016.

On November 11, 2014, Pembina announced that it has entered into binding agreements to proceed with a $220 million expansion to its pipeline infrastructure in northeast British Columbia ("B.C.") (the "NEBC Expansion"). The NEBC Expansion will transport condensate and NGL for various producers in the liquids-rich Montney resource play.

The project entails the construction of approximately 160 km of up to 12-inch diameter pipeline with a base capacity of up to 75 mbpd that will parallel the Company's Blueberry pipeline system northwest of Taylor, B.C. to the Highway/Blair Creek area of B.C. The project is underpinned by a long-term, cost-of-service agreement with an anchor tenant. Subject to regulatory and environmental approvals, Pembina anticipates bringing the NEBC Expansion on-stream in late-2017.

Gas Services

The Company continued to attract significant support for new gas gathering and processing infrastructure throughout 2014 and successfully progressed its roster of projects within this business.

On October 6, 2014, Pembina placed its 200 MMcf/d (134 MMcf/d net) Resthaven Facility into service and it is now delivering NGL into Pembina's Peace Pipeline.

On October 10, 2014, Pembina announced that it plans to proceed with a $170 million (gross) 100 MMcf/d expansion of the Resthaven Facility and to build, own and operate a new gas gathering pipeline that will deliver gas into the plant (collectively, the "Resthaven Expansion"). The Resthaven Expansion is underpinned by a long-term fee-for-service agreement and Pembina expects the plant expansion to be in-service in mid-2016 and the gathering pipeline to be in-service in mid-2015.

On November 27, 2014, Pembina announced that it plans to construct a new 100 MMcf/d shallow cut facility ("Musreau III") and further expand its gas processing capacity at Musreau for an estimated cost of $105 million. Musreau III, which is underpinned by long-term agreements with several area producers, will be built adjacent to Pembina's existing Musreau I and Musreau II facilities. The new gas plant will leverage the engineering, design and execution strategy from the Company's Musreau I and Musreau II facilities and will use the same pipeline lateral to access Pembina's Peace Pipeline System. Pembina expects Musreau III to have liquids extraction capacity of 3 mbpd, subject to gas compositions. The agreements for Musreau III are take-or-pay in nature and provide flow through of operating expenses. Subject to regulatory and environmental approvals, Pembina anticipates bringing Musreau III on-stream in mid-2016.

In total, once Musreau III is complete, the Cutbank Complex will have 568 MMcf/d of shallow cut processing capacity, net to Pembina, 205 MMcf/d of deep cut processing capacity and will be able to produce roughly 25 mbpd of liquids for transportation on Pembina's Conventional Pipelines.

Pembina has also completed commissioning of its newly constructed 100 MMcf/d shallow cut gas plant, the Musreau II Facility, which came in slightly under budget and was placed into service on December 17, 2014, ahead of its previously anticipated in-service date of the first quarter 2015.

The Company is progressing the construction of the newly-acquired SEEP facility. The project is currently on budget and on schedule for a mid-2015 in-service date with plant site construction approximately 25 percent complete. All regulatory and environmental approvals have been obtained and all engineering, fabrication and construction services have been largely contracted.

Pembina's Saturn II Facility (a 200 MMcf/d 'twin' of the Saturn I Facility) is on schedule and on budget and is expected to be commissioned in the third quarter and placed into service by late-2015. To-date, the Company has completed 36 percent of site construction.

Once the facilities listed above come on-stream, Pembina expects Gas Services' processing capacity to reach 1.5 bcf/d (net to Pembina), including ethane-plus extraction capacity of 870 MMcf/d (net to Pembina). The volumes from Pembina's existing assets and those under development (as discussed above) will be processed largely on a contracted, fee-for-service basis and could result in 70 mbpd of NGL, subject to gas compositions, that would be transported for toll revenue on Pembina's Conventional Pipelines. Volumes from these projects support Pembina's pipeline expansion plans as discussed under "Conventional Pipelines."

Midstream

Pembina continues to progress facility construction of its second 73 mbpd ethane-plus fractionator at the Company's Redwater site ("RFS II"). Over 80 percent of equipment has been set on site and module fabrication is substantially complete. On site construction is currently 65 percent complete. The project is on schedule and anticipated to be on-stream late in the fourth quarter of 2015.

With the addition of RFS III, Pembina's third fractionator at its Redwater site with propane-plus capacity of 55 mbpd, which was announced on May 12, 2014, fractionation capacity will total 210 mbpd, making the Company's Redwater complex the largest fractionation facility in Canada. Detailed engineering work is underway and over 30 percent of long-lead equipment has been ordered, with all critical orders in place. Pembina has now received regulatory approval and has submitted its application for environmental approval, which it anticipates receiving later this year. Subject to obtaining this approval, Pembina expects RFS III to be in-service in the third quarter of 2017. Overall, the project is tracking on schedule and on budget.

As announced on October 9, 2014, Pembina plans to develop the Canadian Diluent Hub ("CDH"), a large-scale condensate and diluent terminal at its Heartland Terminal site near Fort Saskatchewan, Alberta. The proposed facilities are designed to accommodate contracted diluent supply volumes from the Company's previously announced field gas plant, pipeline and NGL fractionator expansions. The Company expects CDH to become a new market hub for condensate and other diluents by offering its customers a variety of value-added services.

Site preparation began in late-2013 and is on-going. Subject to further regulatory and environmental approvals, Pembina anticipates phasing-in incremental pipeline connections to regional condensate delivery systems in 2016 with a view to achieving full connectivity and service offerings at CDH in mid-2017.

On June 16, 2014, Pembina's Midstream business placed a new full-service truck terminal in the Cynthia area of Alberta into service which was operating at full capacity by the end of the year. The Company also continued with the development of storage capacity at its Edmonton North Terminal. During the fourth quarter, Pembina progressed construction at the site with a view to bringing the additional 540,000 barrels of above-ground storage tanks into service in mid-2016.

At its storage and terminalling facilities in Corunna, Ontario, Pembina progressed development of a new brine pond, rail upgrades, and the installation of a new propane truck rack to meet increased demand for services. Pembina also continued throughout the year on its underground hydrocarbon cavern development program at its Redwater facility.

In September, the Company communicated its plans to proceed with developing a 37 mbpd west coast propane export terminal under an agreement with the Port of Portland, Oregon. This agreement sets forth the terminal site, which includes an existing marine berth located within the city of Portland, for the development of the project. Since the announcement, Pembina's dedicated project team is continuing to make progress with community, regulatory and special interest group engagement, and is also advancing detailed engineering design work in advance of a number of permit applications to be submitted throughout 2015. The project is anticipated to be brought into service in early-2018 (subject to obtaining required permits and approvals). The Company expects that the proposed terminal will provide growing Canadian propane supply (that is derived from natural gas produced in western Canada) with access to large, international markets, while complementing Pembina's expanding integrated service offering for products that are derived from natural gas.

Financing Activity

On January 16, 2014, Pembina closed its offering of 10 million cumulative redeemable rate reset class A preferred shares, Series 5 ("Series 5 Preferred Shares") at a price of $25.00 per share for aggregate proceeds of $250 million. Dividends on the Series 5 Preferred Shares are $0.3125 quarterly, or $1.25 per share on an annualized basis, payable on the 1st day of March, June, September and December, as and when declared by the Board of Directors of Pembina, for the initial fixed rate period to but excluding June 1, 2019. The Series 5 Preferred Shares began trading on the Toronto Stock Exchange on January 16, 2014 under the symbol PPL.PR.E.

On April 4, 2014, the Company issued $600 million in senior unsecured medium-term notes and subsequently repaid its $75 million senior unsecured term facility on April 7, 2014 and its $175 million senior unsecured notes (Series A) on June 16, 2014.

On September 11, 2014, Pembina closed its offering of 10 million cumulative redeemable rate reset class A preferred shares, series 7 ("Series 7 Preferred Shares") at a price of $25.00 per share for aggregate gross proceeds of $250 million. Dividends on the Series 7 Preferred Shares are $0.2813 quarterly, or $1.125 per share on an annualized basis, payable on the 1st day of March, June, September and December, as and when declared by the Board of Directors of Pembina, for the initial fixed rate period to but excluding December 1, 2019. The Series 7 Preferred Shares began trading on the Toronto Stock Exchange on September 11, 2014 under the symbol PPL.PR.G.

Subsequent to year-end 2014, Pembina closed an offering of $600 million of senior unsecured medium-term notes on February 2, 2015. The offering was conducted in two tranches consisting of $450 million in senior unsecured medium-term notes, series 5 having a fixed coupon of 3.54 percent per annum, paid semi-annually, and maturing on February 3, 2025, and $150 million through the re-opening of its 4.75 percent medium-term notes, series 3, due April 30, 2043. Net proceeds were used to reduce short-term indebtedness of the Company under its credit facilities, and will also be used to fund Pembina's capital program and for other general corporate purposes.

Fourth Quarter 2014 Conference Call & Webcast

Pembina will host a conference call on Friday, February 27, 2015 at 8:00 a.m. MT (10:00 a.m. ET) for interested investors, analysts, brokers and media representatives to discuss details related to the full-year and fourth quarter of 2014. The conference call dial-in numbers for Canada and the U.S. are 647-427-7450 or 888-231-8191. A recording of the conference call will be available for replay until March 4, 2015 at 11:59 p.m. ET. To access the replay, please dial either 416-849-0833 or 855-859-2056 and enter the password 41655527.

A live webcast of the conference call can be accessed on Pembina's website at www.pembina.com under Investor Centre, Presentation & Events, or by entering: http://event.on24.com/r.htm?e=908208&s=1&k=6DBCFDBECA3074FAE21EB2E3398FFCB8 in your web browser. Shortly after the call, an audio archive will be posted on the website for a minimum of 90 days.

2015 Investor Day

Pembina will hold an Investor Day on Tuesday, March 10, 2015 at the One King West Hotel in Toronto, Ontario.

Parties interested in attending the event please email investor-relations@pembina.com to request an invite. A live webcast will begin at 8:30 a.m. ET. To register for the webcast please click the following link or enter the URL into your web browser: http://event.on24.com/r.htm?e=909285&s=1&k=9ADA55600DE489890511AB3328511E0A

The webcast and presentation will be accessible and available for replay through Pembina's website under Investor Centre, Presentations & Events.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns and operates an integrated system of pipelines that transport various hydrocarbon liquids including conventional and synthetic crude oil, heavy oil and oil sands products, condensate (diluent) and NGL produced in western Canada and ethane produced in North Dakota. The Company also owns and operates gas gathering and processing facilities and an oil and NGL infrastructure and logistics business. With facilities strategically located in western Canada and in NGL markets in eastern Canada and the U.S., Pembina also offers a full spectrum of midstream and marketing services that spans across its operations. Pembina's integrated assets and commercial operations enable it to offer services needed by the energy sector along the hydrocarbon value chain.

Forward-Looking Statements & Information

This document contains certain forward-looking statements and information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "schedule", "will", "expects", "plans", "anticipates", "intends", "should", "anticipates", "estimates" and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements pertaining to, without limitation, the following: Pembina's corporate strategy; future dividends which may be declared on Pembina's common shares; planning, construction, capital expenditure estimates, schedules, expected capacity, incremental volumes, in-service dates, rights, activities and operations with respect to planned new construction of, or expansions on existing, pipelines, gas services facilities, fractionation facilities, terminalling, storage and hub facilities; the anticipated impact of acquisitions on the Company's future cash flows, financial position and commercial opportunities;  anticipated synergies between newly acquired assets, assets under development and existing assets of the Company; the impact of share price on annual share-based incentive expense; and, the anticipated use of proceeds from financings.

The forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things: oil and gas industry exploration and development activity levels; the success of Pembina's operations and growth projects; prevailing commodity prices and exchange rates and the ability of Pembina to maintain current credit ratings; the availability of capital to fund future capital requirements relating to existing assets and projects; expectations regarding participation in Pembina's dividend reinvestment plan; future operating costs; geotechnical and integrity costs; that any third party projects relating to Pembina's growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant facilities; that there are no unforeseen material costs relating to the facilities which are not recoverable from customers; interest and tax rates; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; the amount of future liabilities relating to environmental incidents; and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the regulatory environment and decisions; the impact of competitive entities and pricing; labour and material shortages; reliance on key relationships and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business; actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates or increased environmental regulation; fluctuations in operating results; adverse general economic and market conditions in Canada, North America and elsewhere, including changes in interest rates, foreign currency exchange rates and commodity prices; and certain other risks detailed from time to time in Pembina's public disclosure documents available at www.sedar.com. This list of risk factors should not be construed as exhaustive.

Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Non-GAAP and Additional GAAP Measures

In this news release, Pembina has used the terms net revenue, operating margin, earnings before interest, taxes, depreciation and amortization (EBITDA), adjusted cash flow from operating activities, cash flow from operating activities per common share and adjusted cash flow from operating activities per common share. Since Non-GAAP and Additional GAAP financial measures do not have a standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies, securities regulations require that Non-GAAP and Additional GAAP financial measures are clearly defined, qualified and reconciled to their nearest GAAP measure. Except as otherwise indicated, these Non-GAAP and Additional GAAP measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods. The intent of Non-GAAP and Additional GAAP measures is to provide additional useful information to investors and analysts and the measures do not have any standardized meaning under IFRS. The measures should not, therefore, be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS. Other issuers may calculate the Non-GAAP and Additional GAAP measures differently. Investors should be cautioned that these measures should not be construed as alternatives to net earnings, cash flow from operating activities or other measures of financial results determined in accordance with GAAP as an indicator of Pembina's performance. For additional information regarding non-GAAP and additional GAAP measures, including reconciliations to measures recognized by GAAP, please refer to the MD&A, which is available on SEDAR at www.sedar.com.

SOURCE Pembina Pipeline Corporation

%CIK: 0001546066

For further information:

Investor Relations
Scott Burrows, Vice President, Finance & Chief Financial Officer
(403) 231-3156
1-855-880-7404
e-mail: investor-relations@pembina.com
www.pembina.com

CO: Pembina Pipeline Corporation

CNW 17:39e 26-FEB-15